U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

SHAW COMMUNICATIONS INC.

B.	This (check one):

[X]	An original filing for the Filer.

[ ]	An amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	SHAW COMMUNICATIONS INC.

Form type:	Registration Statement on Form F-10

File number (if known):	333-110416

Filed by:	SHAW COMMUNICATIONS INC.

Date filed (if filed
Concurrently, so indicate):	November 12, 2003
(Form F-X filed concurrently with Form F-10.)

D.	The Filer is incorporated or organized under the laws of:

ALBERTA, CANADA
and has its principal place of business at:
Suite 900, 630 – 3rd Avenue S.W.
Calgary, Alberta, Canada, T2P 4L4
Telephone (403) 750-4500

E.	The Filer designates and appoints CT Corporation System (the “Agent”), located at:

111 Eighth Avenue, 13th Floor
New York, NY 10011
Telephone: (212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	Any investigation or administrative proceeding conducted by the Commission; and

(b)	Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered by the Filer on Form F-10 on November 12, 2003 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

(a)	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act.

(b)	The Filer undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with the amendment being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Filer’s Registration Statement on Form F-10 filed with the Commission on November 12, 2003, the securities to which such Form F-10 relates, and the transactions in such securities.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, this 12th day of November, 2003.

Filer:	SHAW COMMUNICATIONS INC.	By:	/s/ Ronald D. Rogers
		Name:	Ronald D. Rogers
		Title:	Senior Vice-President and
Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on November 12, 2003.

CT Corporation System
As Agent for Service of Process for
SHAW COMMUNICATIONS INC.

By:	/s/ Kathleen C. Gariepy
Name:	Kathleen C. Gariepy
Title:	Assistant Secretary